FIRST TRUST PORTFOLIOS L.P.
                         120 EAST LIBERTY DRIVE
                         WHEATON, ILLINOIS 60187

                            November 15, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                  FT 2659 (file no. 333-169837)

Ladies/Gentlemen:

     The undersigned, FT 2659 (the "Trust"), registrant, by First Trust Portfolios L.P., as the Sponsor and Depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on November 18, 2010 or as soon thereafter as possible.

                                   Very truly yours,

                                   FT 2659

                                   By:  First Trust Portfolios L.P.


                                   By: /s/ Jason T. Henry
                                       ----------------------------
                                             Jason T. Henry
                                         Senior Vice President